Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 1, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that Dr. Reddy’s Laboratories, Inc., wholly owned step down subsidiary of the Company, and Dr. Reddy’s Laboratories Limited (“the Company”) were named as defendants in a complaint that was made public on February 29, 2024, in the United States District Court for the District of New Jersey. The complaint, filed by Walgreen Co., Kroger Specialty Pharmacy, Inc. and CVS Pharmacy, Inc., asserts claims under federal antitrust law alleging that Dr. Reddy’s, acting in connection with Celgene Corporation, Bristol-Myers Squibb Co., Natco Pharma Ltd., and Teva Pharmaceuticals USA, Inc., improperly restrained competition and maintained a shared monopoly in the sale of brand and generic Revlimid through their respective settlements of patent litigation. The complaint alleges that the challenged agreements improperly delayed generic entry entirely until 2022 and then improperly limited generic competition through 2026. The complaint seeks damages for purported overpayments and equitable relief. This lawsuit has been consolidated by the court with several other lawsuits making similar allegations against Dr. Reddy’s and several other pharmaceutical companies. Dr. Reddy’s believes that the allegations against it lack merit and will vigorously defend the litigation.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR